AB 3/21/06

SI 06004821 MISSION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2006 WASHINGTON, DC 213

SEC FILE NUMBER
8-50489

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 AND ENDING 12/31/05

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SunGard Global Execution Services LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Broadway, 7th Floor
(No. and Street)

New York (City) **New York** (State) **10006** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Greg Vance **314-983-7205**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) **New York** (City) **NY** (State) **10017** (Zip Code)

PROCESSED MAY 26 2006 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AFFIRMATION

I affirm that to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SunGard Global Execution Services, LLC, as of December 31, 2005, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature - John Lucchese, CEO

Notary Public

LINDA GETZONE
Notary Public, State of New York
No. 01GE4851342
Qualified in New York County
Commission Expires April 17, 2006

This report contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

SunGard Global Execution Services, LLC

Statement of Financial Condition
December 31, 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Member of
SunGard Global Execution Services, LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of SunGard Global Execution Services, LLC (the "Company") at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2006

SunGard Global Execution Services, LLC
Statement of Financial Condition
December 31, 2005

Assets	
Cash and cash equivalents	$ 15,995,328
Goodwill and identifiable intangible assets, net of amortization	5,940,005
Accounts receivable	842,854
Receivable from affiliates	1,119,838
Receivable from clearing brokers	2,360,192
Fixed assets (net of accumulated depreciation of $609,285)	97,794
Prepaid expenses and other assets	189,873
Total assets	$ 26,545,884
Liabilities and member's capital	
Accrued compensation and benefits	$ 397,961
Accrued expenses and other liabilities	1,189,330
Payable to Parent	4,605,200
Total liabilities	6,192,491
Commitments and contingencies (Note 3)	
Member's capital	20,353,393
Total liabilities and member's capital	$ 26,545,884

The accompanying notes are an integral part of this financial statement.

1. Organization and Significant Accounting Policies

SunGard Global Execution Services, LLC (the "Company") is registered as a broker-dealer in securities with the Securities and Exchange Commission and is a member of the New York Stock Exchange. The Company is a direct wholly owned subsidiary of Automated Securities Clearance Ltd. ("ASC"). ASC is an indirect wholly owned subsidiary of SunGard Data Systems, Inc. ("SunGard"), who on August 11, 2005, completed its merger agreement to be acquired by a consortium of private equity firms (the "Transaction").

The Company acts as an introducing broker for U.S. institutions.

The principal source of the Company's income is generated from executing securities transactions on behalf of its customers. As an introducing broker, all securities transactions are cleared through clearing brokers on a fully-disclosed basis and, accordingly, the Company does not carry securities accounts for these customers or perform custodial functions relating to their securities.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company considers all highly liquid instruments with original maturity of 90 days or less to be cash equivalents.

At December 31, 2005, the Company's financial instruments are carried at estimated fair value or amounts approximating fair value, as they are short-term in nature.

Goodwill and identifiable intangible assets include covenants not to compete, customer lists and the excess costs over fair value of net assets of businesses acquired. Covenants not to compete were amortized on a straight-line basis over the life of the contract ranging from 2 to 5 years, and customer lists were amortized on a straight-line basis over 3.5 years. Goodwill and intangible assets are evaluated for impairment on an annual basis.

Receivable from clearing brokers consists of money market funds as well as deposits held at the Company's two clearing brokers.

Furniture and equipment are depreciated on a straight-line basis over their estimated useful life ranging from 3 to 5 years. Leasehold improvements are amortized on a straight-line basis over the lesser of their economic useful lives or the terms of the underlying lease.

Income taxes are accounted for under the asset and liability method as required under Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes.

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued a new standard on accounting for share-based payments, SFAS Number 123R (revised 2004), "Share-Based Payment" (SFAS 123R). SFAS 123R supersedes Accounting Principles Board Opinion Number 25 (APB 25) and requires companies to expense the fair value of employee stock

options and similar awards over the employee requisite service period. The Company adopted SFAS 123R as of the date of the Transaction using the modified prospective method, which requires companies to record stock compensation expense for all unvested and new awards as of the adoption date. As all awards were accelerated at the transaction date, all new awards are charged to the Company under SFAS 123R by SungGard. Under the fair value recognition provisions of SFAS 123R, stock-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the requisite service period. See Footnote 5 for more information on Stock-Based Compensation.

2. Concentration of Credit Risk

Concentrations of credit risk with respect to accounts receivable are limited due to the diversity of the Company's customer base. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Historically, the Company has not experienced material losses related to trade receivables from individual customers.

A portion of the Company's assets are held at the Company's two clearing brokers of which the majority is held at one clearing broker. The Company is subject to credit risk should the clearing brokers be unable to fulfill these obligations.

The Company introduces its customers to clearing brokers with whom it has a correspondent relationship for execution and clearance in accordance with the terms of a clearance agreement. In the normal course of business, the Company's clearing brokers are exposed to risk of loss on customer transactions in the event of a customer's inability to meet the terms of its contracts. The clearing brokers may have to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations. The Company has agreed to indemnify the clearing brokers for losses that the clearing brokers may sustain from the customer accounts introduced by the Company.

As the right to charge the Company has no maximum amount and applied to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2005, the Company has recorded no liabilities with regard to the right. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

The Company maintains all of its cash and cash equivalents at the Bank of New York.

3. **Commitments and Contingencies**

The Company leases its office space under a lease agreement which expires in July 2007. The lease contains provisions for escalation. The Company also leases New York Stock Exchange memberships for the purpose of executing securities transactions.

Future minimum annual rental and lease commitments as of December 31, 2005 are as follows:

	Rental and lease commitment
2006	$ 702,812
2007	377,792

The Company has a formal sublease agreement with an affiliated entity by which the affiliated entity will pay the Company approximately $300,000 per year through December 31, 2007.

4. **Goodwill and Identifiable Intangible Assets**

Goodwill and identifiable intangible assets consist of the following:

Goodwill	$ 5,940,005
Non-compete covenants	1,544,115
Less, accumulated amortization	(1,544,115)
	-
Customer Lists	5,727,967
Less, accumulated amortization	(5,727,967)
	-
Total carrying amount, net	$ 5,940,005

Identifiable intangible assets consist primarily of non-compete covenants and customer lists and were amortized over periods of 2 to 5 years.

5. **Stock Option and Award Plans and Stock Compensation**

Employee Stock Purchase Plan
Substantially all employees of the Company are eligible to participate in SunGard's Employee Stock Purchase Plan, through payroll deductions. The purchase price is 85% of the lower of the closing price of the SunGard's common stock on the first business day or the last business day of each calendar quarter. The SunGard Employee Stock Purchase Plan was discontinued on March 31, 2005.

Equity Incentive Plans
Under SunGard's Equity Incentive Plans, awards or options to purchase shares of common stock may be granted to key employees. Options may be either incentive stock options or nonqualified

stock options, and the option price generally must be at least equal to the fair value of the Company's common stock on the date of grant. Generally, options are granted for a ten-year term and are subject to a four- or five-year vesting schedule. All outstanding options as of August 10, 2005 were accelerated in connection with the Transaction and the plan was terminated.

Prior to the closing of the Transaction, the Company applied Accounting Principles Board Opinion Number 25, "Accounting for Stock Issued to Employees," in accounting for its stock option and award plans. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

Post-Transaction
In connection with the Transaction, SunGard adopted a new equity-based management compensation plan. Under this plan, certain management and key employees were granted time-based options or a combination of time-based and performance-based options to purchase stock in SunGard.

During the period August 11, 2005 through December 31, 2005, the Parent Companies granted time-based and performance-based options. Time-based options vest over the next five years as follows: 25% one year after date of grant, and 1/48 of the remaining balance each month thereafter for 48 months. Performance-based options vest upon the attainment of certain annual and cumulative earnings goals for the Parent Companies during the six-year period beginning January 1, 2005. Time-based and performance-based options can vest upon a change in control, subject to certain conditions, and expire ten years from the date of grant.

As of the date of the Transaction, SunGard adopted SFAS Number 123R (revised 2004), "Share-Based Payment" (SFAS 123R), using the modified prospective method, which requires companies to record stock compensation expense for all unvested and new awards as of the adoption date. Time-based and performance-based options granted in the period August 11, 2005 through December 31, 2005 have an exercise price of $18.00 per Unit and a fair value of $10.54 per Unit based on the Black-Scholes option-pricing model using the following assumptions: expected term to exercise of 5.5 years; expected volatility of 62%; risk-free interest rate of 4.18%; and no dividend yield. Expected volatility is based primarily on a combination of the Parent Companies' historical volatility adjusted for its new leverage and estimates of implied volatility of the Parent Companies' peer group. The requisite service period is up to 5.4 years from the date of grant. The Company was charged non-cash stock compensation expense of $8,124 included in Employee Compensation and Benefits Expense. For performance-based options, vesting, and therefore compensation expense, is estimated at the time that the achievement of the annual and cumulative earnings goals becomes probable. For time-based options, compensation expense is recorded on a straight-line basis over the requisite service period of five years.

6. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or dividends

paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2005, the Company had net capital of $12,567,637 which exceeded the minimum requirement of $412,833 by $12,154,804. The Company's net capital ratio was 0.49 to 1.

The Company has claimed exemption from Rule 15c3-3 under the provisions in Section (k)(2)(ii).

7. Income Taxes

Under an informal tax sharing agreement with SunGard, the Company's U.S. Federal, State and local income taxes are provided on a separate return basis and are subject to the utilization of tax attributes in SunGard's consolidated income tax provision. Deferred taxes are settled currently with SunGard.

8. Related Party Transactions

The Company settles all intercompany expense and income allocations with SunGard and its subsidiaries throughout the year. At December 31, 2005 the amounts receivable from affiliates and payable to parent represent such amounts due to or from SunGard and its subsidiaries for unsettled items.

The Company provides floor brokerage services to affiliated broker dealers.

The Company also reimburses SunGard for management and accounting services, medical and dental insurance premiums, professional services, and technology expenses paid on its behalf.

9. Sale of Exchange Memberships

In December 2005, SGES sold its five memberships in the New York Stock Exchange for $15,125,000 before transaction costs.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on
Internal Control Required by SEC Rule 17a-5

To the Member of
SunGard Global Execution Services, LLC

In planning and performing our audit of the financial statements and supplementary schedules of SunGard Global Execution Services, LLC (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following.

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has

responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclosure all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statement being audited may occur and not be detected with a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, New York Stock Exchange, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2006